Exhibit 5.1

Tel. (d): +34 91 586 07 96 Fax (d): +34 91 586 04 71 carolina.albuerne@uria.com

Banco Santander, S.A.

Ciudad Grupo Santander, Avenida de Cantabria s/n

28660, Boadilla del Monte (Madrid)

Spain

Madrid, 17 January 2025

Dear Sirs,

U.S.$1,000,000,000 5.565% Senior Non Preferred Fixed Rate Notes due 2030 and

U.S.$1,000,000,000 6.033% Senior Non Preferred Fixed Rate Notes due 2035

We write to you as Spanish counsel to Banco Santander, S.A. (the “Bank”) for the purposes of, among others, issuing a legal opinion in connection with the issuance by the Bank of U.S.$1,000,000,000 5.565% Senior Non Preferred Fixed Rate Notes due 2030 and U.S.$1,000,000,000 6.033% Senior Non Preferred Fixed Rate Notes due 2035 (the “Notes”) pursuant to the Bank’s registration statement on Form F-3 dated 16 May 2023 filed with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933 (the “Securities Act”), as amended (the “Registration Statement”).

A.	Documents and information reviewed

In arriving at our opinions, we have reviewed the documents and information listed in the Schedule 1 (the “Documents”).

B.	Assumptions

Our opinions are based on the following assumptions:

(a)	All signatures, stamps and seals on the Documents are genuine.

(b)	The original Documents we have received are authentic and complete. Any copies we have received are complete and correspond to the originals.

(c)	The drafts of the Documents reviewed are the same as the Documents that were executed and approved.

(d)	All the parties to the Documents (other than the Bank) have been duly organised and validly exist under the laws of their respective countries of incorporation.

(e)

All the parties to the Documents (other than the Bank) have the corporate power to perform the transactions and be a party to the contracts contemplated under the Documents and the contracts have been signed by an individual or individuals who have sufficient capacity to validly and

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effectively bind the parties to the same and compliance with that established in the contracts is within the legal capacity of each of the parties thereto (other than the Bank).

(f)	Each person who signed the Documents on behalf of the Bank had the legal capacity (capacidad de obrar) to do so at the time.

(g)

All the documents that should have been filed with the Commercial Registry of Cantabria by the Bank had been filed and registered on or before the date of our search, and subsequent to this no other documents that bear any relation to the opinions expressed in this legal opinion have been filed or registered.

The content of the commercial registry excerpt issued by the Commercial Registry of Cantabria in relation to the Bank on 23 December 2024 and the information issued electronically by the website www.rmc.es and the website of the Insolvency Registry (www.publicidadconcursal.es) on the date of this legal opinion accurately reflect the registered information about the Bank.

The information held at the Commercial Registry is assumed to be correct and valid pursuant to article 7 of the Commercial Registry Rules (Reglamento del Registro Mercantil).

(h)	The certificates of the corporate resolutions reviewed are true and accurate and correspond to resolutions that have been validly approved in duly convened, constituted and quorate meetings.

(i)

There are no contractual or other limitations that bind any of the parties to the Documents and that are included in any document that we have not reviewed but that could affect this opinion, nor are there any agreements between any of the parties to the Documents which fully or partially annul, modify or supersede the content of the Documents.

There are no decisions or resolutions of the governing bodies of the Bank that revoke or amend the decisions and resolutions reviewed.

There are no factual circumstances that have not been disclosed to us and that could affect this legal opinion.

(j)	The articles of association (estatutos sociales) of the Bank that we have reviewed are those in force on the date of this legal opinion.

(k)

The Transaction Documents and the Notes (including the Global Notes) governed by the laws of a jurisdiction other than Spain create legal, valid, binding and enforceable obligations for each party to the Transaction Documents and the Notes under such laws.

(l)

The obligations deriving from the Transaction Documents and the Notes (including the Global Notes) that must be complied with in a jurisdiction other than Spain, or that could be affected in any way by the laws of such other jurisdiction, will not be invalid or ineffective by virtue of the said laws, or contrary to its public policy.

(m)

The transactions described in, contemplated in, or financed under the Transaction Documents and the Notes are not contrary to the Bank’s corporate interest (interés social) and the Bank’s directors have not breached their duty of care (deberes de diligencia y lealtad) in relation to the transaction; and the issue of the Notes is justified in the best corporate interest (interés social) of the Bank.

(n)

(i) The centre of main interests of the Bank is located in Spain; (ii) the Bank is not unable to pay its debts as per article 2 of the Insolvency Law (Ley concursal), which restated text was approved by Royal Legislative Decree 1/2020, of 5 May, (the “Insolvency Law”); (iii) the Bank will not be unable

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to pay its debts as per article 2 of the Insolvency Law as a consequence of performing its obligations under the Transaction Documents and the Notes; (iv) no petition for insolvency has been filed in relation to the Bank; (v) no insolvency, administrative receiver or the like have been appointed, or their appointment sought, to oversee any of the assets of the Bank; (vi) the Bank does not fall under any ground for winding-up as set out in article 363 of the Spanish Companies Law (Ley de Sociedades de Capital), which restated text was approved by Royal Legislative Decree 1/2010 of 2 July; and (vii) the Bank is not in a situation that could determine the application of early intervention or resolution measures pursuant to Law 11/2015, of 18 June, for the recovery and resolution of credit institutions and investment firms (Ley 11/2015, de 18 de junio, de recuperación y resolución de entidades de crédito y empresas de servicios de inversión).

(o)	The Global Notes have been issued, authenticated and deposited in the State of New York.

(p)	The Notes will be admitted to trading on the New York Stock Exchange LLC prior to their first interest payment date and will not be admitted to trading on any Spanish market.

(q)	The Notes will not be offered, distributed or sold in Spain in any manner that is inconsistent with the Prospectus.

(r)	The Notes will be originally registered with a clearing and settlement system located outside Spain that is recognized by Spanish law or by the law of another OECD country.

(s)	The Notes qualify as debt instruments pursuant to the applicable Spanish accounting rules and regulations.

Where we have not independently verified facts material to the opinions, we have examined and relied on certificates issued by duly authorised representatives of the Bank.

C.	Opinion

We do not represent ourselves to be familiar with the laws of any jurisdiction other than Spain as they stand at present and therefore express no opinion on matters arising under any laws other than the laws of Spain currently in force. This legal opinion is issued on the basis that all related-matters will be governed by, and construed in accordance with Spanish law, and that all matters between the addressees of this legal opinion and ourselves (in particular, those regarding interpretation) will be brought before the Spanish courts.

Our involvement in the transaction described has been limited to our role as Spanish counsel to the Bank, and we therefore assume no obligation to advise any other party to the transaction. Furthermore, we assume no obligation to advise the Bank or any other party of any changes to the law or facts that may occur after today’s date, regardless of whether they affect the legal analysis or conclusions in this legal opinion.

Legal concepts are expressed in some of the documents in English terms and may not be identical or equivalent to the Spanish legal terms used.

Based on the above, and subject to the additional exceptions, limitations and qualifications set out below, it is our opinion that:

1.	Valid existence

The Bank was duly incorporated and validly exists as a “sociedad anónima” under the laws of Spain.

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2.	Corporate power

The Bank has the required corporate power to issue the Notes.

3.	Corporate approvals

The issuance of the Notes has been duly authorised by all the necessary corporate actions of the Bank.

D.	Qualifications

The opinions above are subject to the following:

(i)	In the absence of case law or even settled academic doctrine on certain matters, it is impossible to rule out the possibility that a Spanish court would have a different interpretation.

(ii)

Our opinions are issued subject to the effects and outcome of transactions that may derive from insolvency, the recovery and resolution proceedings of credit institutions and investment firms, pre-insolvency mechanisms or any other similar proceedings that generally affect the rights of all or some creditors, including those that do not fall under judicial insolvency proceedings (in particular, but not limited to, transactions that may derive from the insolvency regulations with respect to the notice of commencement of negotiations with creditors, claw-back actions and restructuring plans), as well as to any principles of public policy (orden público).

(iii)	The information available from the websites www.rmc.es or www.publicidadconcursal.es may not be entirely accurate or up to date.

(iv)	We offer no opinion as to the financial or economic reasonableness of the Transaction Documents or the transaction described herein.

This legal opinion is rendered to the addressee identified in this letter and in connection with the transactions described above. This legal opinion is not to be used, circulated, quoted or referred to in any other way or for any other purpose, and no persons other than its addressees may make decisions based on it, nor may they claim any liability for its content without our prior written consent. Notwithstanding the foregoing, we hereby consent to the filing of this opinion as an exhibit to a current information report on Form 6-K, to be incorporated by reference in the Registration Statement and to the use of our name under the caption “Legal Opinions” in the Base Prospectus and in the Prospectus Supplement. In giving this consent, we do not admit that we are experts under the Securities Act or the rules and regulations of the SEC issued thereunder with respect to any part of the Registration Statement, including this opinion.

This opinion shall be governed exclusively by Spanish law and the courts of the city of Madrid (Spain) shall have exclusive jurisdiction to settle any dispute relating to this opinion.

Very truly yours,

/s/ Carolina Albuerne

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Schedule 1.- Documents and information reviewed

(a)	The information on the Bank publicly available on the website of the Spanish Central Commercial Registry (www.rmc.es), dated as of the date hereof;

(b)	a copy of the articles of association (estatutos sociales) of the Bank as publicly available at the website of the Bank (www.santander.com), dated as of the date hereof;

(c)

a copy of a notarial deed granted on 12 May 2023 before the Notary Public of Madrid Mr. Rafael Martínez Díe under the number 2,400 of his records by virtue of which, among others, the resolutions adopted by the Executive Committee of the Bank on 8 May 2023 approving the registration of the Registration Statement and the execution of the documents to which the Bank is a party in connection thereto (including the Senior Non Preferred Debt Base Indenture, as defined below) are raised to public;

(d)	a commercial registry excerpt with respect to the Bank regarding its due existence and the current directors of the Bank issued by the Commercial Registry of Cantabria on 23 December 2024;

(e)

a copy of a notarial deed granted on 24 April 2007 before the Notary Public of Santander Mr. José María de Prada Díez under the number 1,125 of his records by virtue of which, among others, the resolutions adopted by the Board of Directors of the Bank on 26 March 2007 delegating all its powers (except those that cannot be legally delegated) on the Executive Committee are raised to public;

(f)

a copy of a notarial deed granted on 20 December 2024 before the Notary Public of Madrid Mr. Rafael Martínez Die under the number 6,048 of his records by virtue of which the resolutions adopted by the Executive Committee of the Bank on 16 December 2024 approving the issuance of the Notes and the execution of the documents to which the Bank is a party in connection thereto are raised to public;

(g)

a copy of the minutes of decisions taken by Ms. Silvana Borgatti Casale on 7 January 2025, determining, among others, the definitive principal amount of the issuance and of each of the series and the interest rates applicable to each of the series;

(h)

a copy of the notarial deed of issuance of the Notes (escritura pública de emisión) granted on 15 January 2025, before the Notary Public of Madrid, Mr. Miguel Ruiz-Gallardón García de la Rasilla under the number 161 of his records, by the Bank;

(i)

a copy of the underwriting agreement executed on 7 January 2025 by the Bank and BofA Securities, Inc., Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., Goldman Sachs Bank Europe SE, Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, Santander US Capital Markets LLC and Wells Fargo Securities, LLC (the “Underwriting Agreement”);

(j)

a copy of the senior non preferred debt indenture dated 14 March 2024 entered into by the Bank and The Bank of New York Mellon, London Branch, as trustee, (the “Senior Non Preferred Debt Base Indenture”);

(k)

a copy of the second senior non preferred supplemental indenture to the Senior Non Preferred Debt Base Indenture dated 17 January 2025 entered into by the Bank and The Bank of New York Mellon, London Branch, as trustee, (this document together with the Senior Non Preferred Debt Base Indenture, the “Senior Non Preferred Debt Indenture”);

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(l)	a copy of the global notes evidencing the Notes dated 17 January 2025 (the “Global Notes”);

(m)	a copy of the Registration Statement which includes a base prospectus (the “Base Prospectus”) dated 16 May 2023;

(n)	a copy of the preliminary prospectus supplement prepared in connection with the issuance of the Notes dated 7 January 2025 (the “Preliminary Prospectus Supplement”); and

(o)

a copy of the final prospectus supplement prepared in connection with the issuance of the Notes dated 7 January 2025 (this document together with the Preliminary Prospectus Supplement, the “Prospectus Supplement”).

The Underwriting Agreement and the Senior Non Preferred Debt Indenture will be hereinafter collectively referred to as the “Transaction Documents”.

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